Filed pursuant to Rule 433
Registration No. 333-275345
December 6, 2023
PRICING TERM SHEET

Issuer:	American Electric Power Company, Inc.

Transaction Date:	December 6, 2023

Settlement Date:	December 8, 2023 (T+2)

Designation:	Senior Notes, Series R, due 2029

Principal Amount:	$1,000,000,000

Maturity:	January 15, 2029

Coupon:	5.20%

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2024

Day Count Convention:	30/360

Benchmark Treasury:	4.375% due November 30, 2028

Benchmark Treasury Yield:	4.109%

Reoffer Spread:	T+112.5 basis points

Yield to Maturity:	5.234%

Price to Public:	99.841% of the principal amount thereof

Redemption Terms:
Make-whole call:	Prior to December 15, 2028, at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after December 15, 2028 at par

Use of Proceeds:	The issuer estimates that the net proceeds from the sale of the Notes offered hereby, after deducting the underwriting discounts and its estimated offering expenses, will be approximately $990 million and will be used to repay at maturity the $805,000,000 aggregate principal amount of its 2.031% Junior Subordinated Debentures maturing on March 15, 2024 and for general corporate purposes, which may include the repayment of short-term indebtedness. If the issuer does not use the net proceeds immediately, it will temporarily invest them in short-term, interest-bearing obligations.

CUSIP/ISIN:	025537AY7/ US025537AY74

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc. CAVU Securities LLC Drexel Hamilton, LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB+ (Negative) by S&P Global Ratings, a division of S&P Global Inc. BBB (Stable) by Fitch Ratings, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.